Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following are excerpts from the transcript of the Technology, Media & Telecom Conference held on March 4, 2014:

…

Ben Swinburne - Morgan Stanley - Analyst

So it has been already a pretty busy year for you guys. Maybe we can start out with the big announcement, which is Time Warner Cable. What was attractive about that opportunity for Comcast? Why do you think shareholders should be excited about the potential of that transaction?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

Well, listen, it's really important for us to continue to sort of build what we think is a world-class company and when we think about these kinds of investments, we have to believe that they are compelling strategically and they are compelling financially. And obviously, we spend a fair amount of time evaluating this. We love the cable industry and we are able to work on a transaction that we think is really value-enhancing and at a price that we are comfortable with -- more than comfortable with. We see a lot of synergies with regards to the top line, as well as sort of on the operating line. So we are valuing it at roughly 6.6, 6.7 times operating cash flow and really importantly, I think we are continuing to build a world-class company that will continue to innovate and build our business. So we are very excited about it. It is a large transaction, but it is not really a very complicated transaction in our mind. We look at it as a continuation of our operating strategy and our financial strategy and our technology strategy and that will happen over obviously a number of years.

Ben Swinburne - Morgan Stanley - Analyst

What are the areas you guys are looking at in terms of creating value? You mentioned top-line synergies, in particular commercial. Is that something you guys see as a big opportunity with (multiple speakers)?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

We think commercial is an enormous growth area for us. So just to level set, and I think you know this, our business services group today has roughly $3.5 billion of revenue and we really do divide it into three areas. We have the small side, which has been in business now for roughly five or six or seven years and that business is roughly a $3 billion business with accretive margins, growing nicely double-digit top-line revenue and we have roughly 20% market share, but these are really small businesses. These are small enterprises with primarily less than 20 employees and that is where we really started on the enterprise side and we put all the building blocks in place to move that from sort of a new business to now it is very much in the execution mode.

Several years ago, we moved upscale a little bit and now we are talking about larger businesses, a little bit more sophisticated and those are businesses that have say less than 250 employees. And we had to put similar building blocks in place whether it's technology and provisioning and people and literally, we've hired thousands of people across this segment. And that business now is about a $600 million business growing even faster also with accretive margins and in our estimate, it is about a $10 billion or $15 billion opportunity in our market. We have about 5% share.

The enterprise side, which is obviously larger, more sophisticated, we haven't really even begun to move into. And obviously having access to two premier markets and obviously Dallas as well and having access to 19 of the top 20 markets in the country, we think that is an enormous growth opportunity for us and our business services folks, as well as the Time Warner Cable business service folks, we think are very excited about developing that business, which we look at as a very large opportunity as well.

So there is a whole number of revenue upside that we would benefit from the scale and having these additional markets and additional benefits that we are obviously excited about.

Ben Swinburne - Morgan Stanley - Analyst

You mentioned the transaction while large is relatively straightforward, relatively simple. How did you guys come up with a valuation or an exchange ratio when you put these two together and you thought about fair value?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

Yes, I think that is the right viewpoint is what is fair value. Back in 2009 when Time Warner Cable was spun out from Time Warner, basically, the exchange delta at that point was roughly 2.67 times and the number has moved a little bit between those numbers over time. And we thought having the exchange ratio, which is roughly just under 8 times operating cash flow and when we apply our expense synergies, it is 6.6, 6.7 times cash flow, we think that is a very fair price. That is a very attractive price for us. So listen, there is always a negotiation about that. I think the folks at Time Warner Cable are pleased with the price. We think it is a very fair price and we are going to build I hope a lot of value for shareholders over time.

Ben Swinburne - Morgan Stanley - Analyst

You guys have spent some time talking about the cost synergies and laying out a view there. Can you just help the audience understand what is driving the $1.5 billion and the $400 million and the timeline to achieve those?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

Yes, there is a tremendous amount of duplicative areas that obviously over time we will rationalize and that is a relatively big number. We also have, although we have areas of efficiencies in terms of technical operations and one platform and the ability to do things within the infrastructure of the organization that I think will generate significant benefits as well.

The programming side, which tends to get a little bit of attention, is actually the minority of those numbers and we feel we've sort of set a target of $1.5 billion in synergies of which we hope to get about $750 million of that in the first year and then the other 25% we believe we will get in year two and the other 25% we believe we will get in year three. So we feel very comfortable, we have done our diligence and we are working collaboratively with the Time Warner Cable folks to fine-tune those and we have begun forming our integration teams and obviously it's going to take some time to do that, but we are quite comfortable that the $1.5 billion that we've set as a synergy number is achievable.

Ben Swinburne - Morgan Stanley - Analyst

You have been through a couple of the acquisitions with Comcast -- well, I guess NBC and there have been others in the past before your time, but what is your view of the regulatory approach to this transaction and what gives you confidence and the team confidence this deal can get approved?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

The reality is that we have upfront said we may divest up to 3 million customers from the combined group. If we do that, we will have roughly 30% share of the multichannel video market. We actually had basically the same share when we did the AT&T transaction, as well as when we did the Adelphia transaction. And the 30% threshold that we are talking about is actually a bit of a theoretical threshold, it is not actually a legal threshold.

So we feel very comfortable that we don't compete with Time Warner Cable. It is a very different situation than some other situations. We really look at it as we are just expanding our footprint. We are going from roughly 22 million video customers to say 30 million video customers. We are going to be at roughly the same share we were at in two previous periods of time when I would say even today it is a more competitive, more intense, more dynamic time today than it was when we had that share before.

So we've done our homework. We have a very open dialogue with the regulatory framework and we feel pretty comfortable that we will get this approved. And we understand some of the angst and I think we will work through a lot of that angst over time.

Ben Swinburne - Morgan Stanley - Analyst

You guys sort of in your announcement talked about the 3 million subscriber divestitures or willingness to look at that. There is a lot of focus in the market about that. Can you just talk about your thought process on where those might be or where you are as a team in the process of figuring out what is going to happen with those?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

Yes, I just think it is too early. I know there has been some conversations and I know that there is some interest in it, but we have a lot of data gathering to do internally and we have a lot of analysis and this is a complex issue. So I think we are going to be methodical about it and thoughtful about it. I think we want to gather a whole variety of data points, everything from tax information, to plant quality, to where we think some of the DMAs play out and I think we will also have some conversations with folks who may be interested and this will play out over months, not weeks. And I just think it is literally way too early to determine where, when, how one may divest those 3 million customers.

Ben Swinburne - Morgan Stanley - Analyst

There is probably a lot of Comcast customers in the room given where we are, but for those of us Time Warner Cable customers in New York, like myself, what is the likely timeline for rolling out the product suite that has really helped drive the cable business for you guys over the last couple years and maybe you can put the history in Comcast into context for us with Time Warner Cable?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

Yes, I think again we are going to -- as time goes on, I think we will be a little bit more articulate and precise in terms of how we intend to integrate and how we intend to roll out. But clearly if you go back four or five years ago, we initiated a project. We called the project Calvary and that project was really designed to go all-digital. It was really designed to upgrade the broadband capacity with DOCSIS 3.0. It was designed to expand the VOD platform and provide many more choices for VOD and it was also designed to add more high def and more digital channels.

And the reality is when we completed that project kind of on a market-by-market basis, it was a bit of a transformation of the video product at that point in time. I think if you look at that as a baseline and you layer on top of that all the TV Everywhere apps we have today that we have developed over the number of years and really importantly the X1, X2 navigation and user interface that we have developed, I think you will see a similar kind of transformation over time whereas we are deploying X1, X2 in Comcast markets, we are deploying cloud DVR, we just announced it in Boston. As we ultimately begin to integrate on the Time Warner Cable side, I think you will see some of those same technology platforms, same services be deployed in other markets. And I think we have to work through that business plan. We have to work through that technology roadmap, but I think that is a good indication of how the integration will develop.

Ben Swinburne - Morgan Stanley - Analyst

You mentioned upfront that this transaction doesn't change sort of the operational financial philosophy of Comcast, but can you talk about the impact, if there is any, of this transaction on your return of capital and sort of balance sheet view at Comcast?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

Yes, I mean when I say it is large, but it is not that complicated, that is one of the areas where it is really not that complicated. If you think about 2013 and where we ended in 2013, our balance sheet had roughly 2.2 times leverage, 2.3 times leverage and that is after, in 2013, we actually purchased the remaining 49% of NBCUniversal. Our target has been between 1.5 and 2 times leverage for a number of years. So put aside TWC, we were certainly on a glide path of doing multiple things at once, from having modest organic deleveraging to try to get into the target range we want to get into. We've increased the dividend pretty nicely. We just announced January a 15% increase in the dividend and if you look at our track record of increasing dividend, it has been modestly aggressive and then we increased our buyback by 50%, which we also announced in January.

So that is going to be the strategy for 2014. I think when you pro forma TWC, our leverage is approximately 2.2, 2.3 times as well. That is if you pro forma it at the end of 2014. I really don't see a material difference in our financial strategy as we think about payout ratio for dividends, how we think about buybacks. We are obviously very close to our target leverage range. So it has actually been relatively simple in terms of the financial strategy and I think the strategy we have had at Comcast for the last, I don't know, four, five, six years, I think you will see that just continue with the new Company as we go forward.

…

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

…So from our standpoint, actually going back a little bit to Time Warner Cable, the customers that we ultimately will own will be under that consent decree that we have right now and therefore will be under the net neutrality side. So listen, we are big believers in broadband. We are big believers in WiFi and we are going to continue to invest in that and we think net neutrality is a foundational principle that is important to it…

…

Unidentified Audience Member

Will you be issuing A shares or K shares for the Time Warner deal?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

I'm sorry. I couldn't hear what you said.

Unidentified Audience Member

Will you be issuing A shares or K shares for the Time Warner --?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

Oh, A shares, A shares.

Unidentified Audience Member

Would the anti-dilutive provision kick in on the voting rights on the B shares?

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

No, there is nothing really changed. We are just issuing A shares.

Ben Swinburne - Morgan Stanley - Analyst

We have one last -- Simon, go ahead.

Unidentified Audience Member

Sure. So Michael, one of the advantages of the merger is you are going to put together a lot of WiFi hotspots. Can you talk a little bit about your plans to leverage those? What is the opportunity to bring out new products and services and even get into the wireless business more broadly? Thanks.

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

I'm sorry, I can't see where the gentleman is.

Ben Swinburne - Morgan Stanley - Analyst

He's way back ---.

Michael Angelakis - Comcast Corporation - Vice Chairman & CFO

Listen, we think WiFi is really a terrific service. The majority of the WiFi issues are clearly in the home and also a lot of it is in businesses as well. So as we deploy these wireless gateways, we are providing multiple SSIDs in homes and in businesses and trying to create more public hotspots. We are doing it in train stations and other areas. And I am not sure the TWC transaction has a lot to do with our strategy of WiFi, but you are going to see us be more aggressive in deploying WiFi as clearly an extension of our broadband service. We want to have people be able to access that content that we are providing on whatever platform they are and we know that the primary mechanism or the primary transport outside the home actually even sometimes inside the home is WiFi.

I think Time Warner Cable turbocharges that a little bit for us. Obviously we have a relationship with them today on the WiFi alliance, but as we think about the markets and we think about our desire to deploy more and more WiFi in the home, as well as outside the home, we can see lots of opportunities as we can leverage that network, I think, to the benefit of our customer base, as well as others. So right now, it is primarily an extension of our broadband service. It could move into more as we think about how people want to access remotely video whether it is cloud DVR or other services. So we are pretty excited about our deployment of WiFi. I think you will see us accelerate it.

…

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.